Exhibit 99 (16)

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS 2008 RESULTS

WELLESLEY HILLS, MA, MARCH 30, 2009 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for 2008 today.  Net sales for the year ended December 31, 2008 were $375.1 million, down 10.8% from $420.7 million for 2007.  The net loss for the year ended December 31, 2008 was $29.1 million or $8.44 per share (basic and diluted) compared with a net loss of $2.0 million or $0.58 per share (basic and diluted) for 2007.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings.  Congoleum comprises American Biltrite's Flooring products segment.  Under the terms of the pending proposed plan of reorganization for Congoleum, American Biltrite's ownership interest in Congoleum would be eliminated.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors.

Excluding the results of Congoleum, American Biltrite’s net sales for the year ended December 31, 2008 were $202.4 million, down 6.5% from $216.5 million for 2007, and its net loss for the year ended December 31, 2008 was $14.5 million compared with a net loss of $1.3 million for 2007.  The 2008 loss was primarily caused by a $12.9 million non-cash impairment charge to write down the value of intangible assets of the jewelry segment and the Company’s investment in its Central American operation (Hulera Sula).

Roger S. Marcus, Chairman of the Board, commented, "Economic conditions were very difficult in 2008, and we expect they will remain so in 2009.  Our overall sales decrease of 6.5% from 2007 to 2008 was less severe than might have been expected given the markets we serve, which we believe reflects steps we have taken with pricing and products, but results at all our operations have suffered from the downturn.  Sales decreased in 2008 from 2007 at the Tape division, and its margins were hurt by the lower volume as well as high raw material costs, resulting in a greater loss in 2008 than 2007.  A weak retail environment, coupled with a shift in emphasis by mass merchandisers from fashion to necessities, resulted in a decline in sales at K&M from 2007, and that division also incurred a loss in 2008.  Results at our Canadian division improved despite the economy, with the operation turning profitable in 2008 on a modest sales increase.  Notwithstanding the Company’s disappointing operating results, we were able to reduce our debt by $3.4 million during 2008.  We have instituted additional cost and working capital reduction measures in 2009 to help manage through this challenging period.”

Mr. Marcus continued by saying “Based upon economic, credit market and other conditions, we decided to change our banking arrangements.  I am pleased to report that we are working on a new, three year credit facility that should provide up to $38 million in revolving and term debt, which we believe should be more than adequate for the foreseeable future.  Our existing facility expires September 30, 2009, and while we were in compliance with that agreement at December 31, 2008, we felt it was prudent to seek an alternative funding source that would provide us with more covenant flexibility.  We therefore have elected to pursue a refinancing of our credit facility and related term loan.  Because our existing facility expires before the end of 2009, and our new facility is not yet in place, our accountants have advised us that they must include a “going concern” explanatory paragraph in their audit opinion on our 2008 financial statements.”

Warning regarding forward looking statements and risks

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward looking statements. Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors.  For example, the above news release may imply that American Biltrite will enter into a new three year credit facility with a new lender on satisfactory terms, including that the facility would provide American Biltrite with sufficient funding.  In fact, the negotiations with this lender are in the early stages and may not result in agreement for a new credit facility and the terms of any new credit facility American Biltrite may enter into have not been determined.  In addition, American Biltrite may fail to obtain a waiver from its current lenders that adequately addresses the financial covenants American Biltrite expects it would not comply with for the period ended March 31, 2009 and subsequent periods or allows American Biltrite to continue to borrow under that facility during any waiver period or otherwise.  If an event of default were to occur, the lenders could cease to make borrowings available under the credit facility and require American Biltrite to repay all amounts outstanding under the credit agreement.  If American Biltrite were unable to repay those amounts due, the lenders could have their rights over the collateral (most of American Biltrite’s and its subsidiaries’ (excluding Congoleum) assets, as applicable) exercised, which would likely have a material adverse effect on American Biltrite’s business, results of operations or financial condition.  Although American Biltrite expects to obtain a waiver and alternative financing on satisfactory terms, if it were unable to do so, it may not be able to continue as a going concern.  Further, the statements in the above news release that American Biltrite reduced its debt in 2008 by $3.8 million may imply that American Biltrite will be able to further reduce its debt or maintain reduced debt levels, neither of which may be realized.  In addition, the additional cost and working capital reductions American Biltrite has implemented may not be successful or sustained and any benefits

American Biltrite has realized from the steps it has taken with its pricing and products may not be sustainable. Additionally, the above news release may imply that the pending proposed plan of reorganization for Congoleum will be confirmed and become effective.  In fact, the bankruptcy court has issued an order dismissing Congoleum’s bankruptcy case, which order the bankruptcy court subsequently stayed pending a final non-appealable decision affirming the order of dismissal.  The appeal of the order of dismissal remains pending at the United States District Court for the District of New Jersey.  If the appeal were denied, Congoleum’s chapter 11 case could be dismissed, resulting in Congoleum no longer benefiting from the protection from creditor claims currently afforded to it by the chapter 11 case and the United States Bankruptcy Code.  Further, as indicated in the bankruptcy court’s opinion pursuant to which it issued its order of dismissal, Congoleum’s ability to refile another bankruptcy petition may be limited, which could result in Congoleum having to attempt to conduct its business and operations outside of the protections of the Bankruptcy Code, including attempting to defend against, satisfy or defray its creditor claims, such as its substantial asbestos liabilities and its senior notes, and continued litigation against its insurers to attempt to obtain insurance coverage for Congoleum’s asbestos liabilities. Even if the appeal is granted, any plan of reorganization for Congoleum would be subject to numerous conditions, approvals and other requirements, including the receipt of necessary creditor, claimant and court approvals.  It is unknown how American Biltrite’s claims against and arrangements with Congoleum will ultimately be treated under any plan of reorganization or otherwise.  In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite could be affected by Congoleum's negotiations regarding its pursuit of a plan or reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a Chapter 11 plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition.  Other factors which may cause actual results to differ from American Biltrite's expectations include those set forth in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

CONSOLIDATED RESULTS FOR THE THREE MONTHS (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2008 AND 2007
 ($000, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007

Net sales	$80,746	$97,733	$375,093	$420,725

Cost of products sold	66,901	73,321	292,501	312,814
Selling, general & administrative expenses	21,479	23,435	88,713	95,289
Impairment charges	12,899	–	12,899	–
Asbestos-related reorganization charges	–	41,315	11,491	41,315

Loss from operations	(20,533)	(40,338)	(30,511)	(28,693)

Bond interest reversal	–	38,056	–	29,603
Other expense, net	(1,056)	(308)	(2,166)	(2,178)
(Benefit from) provision for income taxes	(1,896)	527	(2,445)	680
Noncontrolling interest	107	47	157	(57)

Loss from continuing operations	(19,586)	(3,070)	(30,075)	(2,005)
Discontinued operation	–	–	1,025	–

Net loss	$(19,586)	$(3,070)	$(29,050)	$(2,005)

Basic earnings per share:
Loss per common share from continuing operations	$(5.69)	$(0.89)	$(8.74)	$(0.58)
Discontinued operation	–	–	0.30	–

Net loss per share	$(5.69)	$(0.89)	$(8.44)	$(0.58)

Diluted earnings per share:
Loss per common share from continuing operations	$(5.69)	$(0.89)	$(8.74)	$(0.58)
Discontinued operation	–	–	0.30	–

Net loss per share	$(5.69)	$(0.89)	$(8.44)	$(0.58)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,551	3,441,551	3,441,551	3,441,551
Diluted	3,441,551	3,441,551	3,441,551	3,441,551

AMERICAN BILTRITE INC.

CONSOLIDATED RESULTS FOR THE THREE MONTHS (UNAUDITED) AND YEARS ENDED
DECEMBER 31, 2008 AND 2007
BY SEGMENT
($000)

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007

Revenues from external customers

Flooring products (Congoleum)	$31,696	$43,818	$172,644	$204,262
Tape products	19,800	24,072	90,120	97,895
Jewelry	16,367	16,356	55,410	63,114
Canadian division	12,883	13,487	56,919	55,454

Total revenues from external customers	$80,746	$97,733	$375,093	$420,725

Segment (loss) profit before taxes

Flooring products (Congoleum)	$(8,052)	$(689)	$(16,389)	$1,022
Tape products	(1,763)	(168)	(3,869)	(1,135)
Jewelry	(1,466)	485	(3,102)	1,508
Canadian division	645	(917)	1,581	(1,099)
Corporate expense	(10,953)	(1,301)	(10,898)	(1,564)

Total loss	$(21,589)	$(2,590)	$(32,677)	$(1,268)

During the fourth quarter of 2008, the Company recorded non-cash impairment charges for the write off of goodwill, other intangible assets and the Company’s investment in its Central American operations, Hulera Sula.  The total impairment charge was $12.9 million.  During the third quarter of 2008, Congoleum recorded a charge of $11.5 million to increase its reserve for estimated bankruptcy related expenses.

During the fourth quarter of 2007, Congoleum recorded an adjustment to reverse bond interest previously accrued.  The adjustment resulted in a decrease in the fourth quarter and 2007 loss before taxes of $38.1 million and $29.6 million, respectively.  During the same period, the Flooring products segment also recorded adjustments to write off legal fee recoveries ($14.9 million) and to increase its reserves for estimated bankruptcy related expenses ($26.4 million), which increased the loss before taxes in the fourth quarter and 2007.  These adjustments resulted in a deferred tax liability of $1.7 million, which was included in the provision recorded in the fourth quarter of 2007.